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MASNET No. 32 OF 03.11.2000
Announcement No. 34


CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
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NAME OF DIRECTOR:                       Ho Ching

DATE OF NOTICE TO COMPANY:              03/11/2000

DATE OF CHANGE OF INTEREST:             02/11/2000

NAME OF REGISTERED HOLDER:              CDP : Ho Ching

CIRCUMSTANCE GIVING RISE TO THE CHANGE: Exercise of share options/convertibles


SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:            60,000
% OF ISSUED SHARE CAPITAL:              0.0043

AMOUNT OF CONSIDERATION PER SHARE       S$3.344
EXCLUDING BROKERAGE,GST,STAMP DUTIES,
CLEARING fee:

NO. OF SHARES HELD BEFORE CHANGE:       0
% OF ISSUED SHARE CAPITAL:              0

NO. OF SHARES HELD AFTER CHANGE:        60,000
% OF ISSUED SHARE CAPITAL:              0.0043


HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST


                                                  DEEMED                DIRECT
NO. OF SHARES HELD BEFORE CHANGE:                      0                     0
% OF ISSUED SHARE CAPITAL:                             0                     0

NO. OF SHARES HELD AFTER CHANGE:                       0                60,000
% OF ISSUED SHARE CAPITAL:                             0                0.0043

TOTAL SHARES:                                          0                60,000


Submitted by Nancy Tan See Sin, Joint Company Secretary on 03/11/2000 to the SGX